Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX
www.CorporateSecurities.org

January 4, 2007

Goldie B. Walker
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Bridgefilms, Inc. Registration Statement on Form SB-2 Filed October 3, 2006 File No. 333-137755
Dear Ms. Walker:

We write on behalf of Bridgefilms, Inc. (the “Company”) in response to Staff's letter of December 20, 2006 by John D. Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the December 20, 2006 Comment Letter.

Plan of Operation

1.
Please provide the status of any negotiations involving royalty positions instead of cash with production crew. also, state the amount of cash expected to be made available to the company from engaging in royalty positions or even stock compensation. Discuss in the third paragraph of this section, the timeline for effecting any royalty arrangements or for stock compensation.

In response to this comment, the Company amended its disclosure to remove the alternative to pay crew members from royalties on the sale of Fury on Earth. Instead, the Company intends to compensate crew members with cash and/or stock, as discussed in the Second Amended SB-2. The Company is unable to determine what revenues, if any, it will receive from the sale of Fury on Earth and therefore cannot provide investors, including future crew members, an estimate on what the stock of the Company will be worth following production. The Company intends to value the common stock issued as compensation based on an arbitrary amount that has no bearing to the Company’s assets, earnings, book value or any other objective criteria of value - in all likelihood from the last sales price from the Company’s most recent private offering of stock. The Company revised its disclosure in the third paragraph of its Plan of Operation section to include a timeline for when it will arrange compensation packages with future crew members.

2.	Revise to address the amount of expected production costs in the last paragraph on page 33

In response to this comment, the Company revised its disclosure to detail expected production costs, as requested.

3.
We note your projected budget of $96,680 regarding the initial film. We also note your statement that the cash on hand of $25,540 is “sufficient to complete our business plan through the end of 2007” and that you indicated that you plan to have completed fury on earth by october 2007. Finally, we note that you have working capital deficit of $96,205 as of August 31, 2006. We do not understand your statement that the cash on hand is sufficient to complete your business plan through the end of 2007. Please revise to clarify how you plan on completing your initial film project with your current amount of working capital. we may have further comments.

In response to this comment, the Company revised its disclosure to explain how it has sufficient cash reserves for the next twelve months. Although the Projected Budget for Fury on Earth amounts to $96,000, it has already expended $15,000 on a script for the film, and $15,600 is associated with post-production expenses that will be incurred beyond the next twelve months. The majority of the remaining $66,080 in the Projected Budget will not be paid from out-of-pocket funds; rather, these expenses are expected to be funded through the sale of the Company’s common stock and/or royalty grants, leaving a total of $6,480 in approximate out-of-pocket expenses for Fury on Earth in the next twelve months. The Company only expects to incur $5,000 in the next twelve months to develop a script for Pagan Wisdom and $10,000 in operating expenses. Thus, the Company’s cash reserves of $25,117 as of November 30, 2006 are sufficient to cover the approximate $21,480 in cash needs for the next twelve months.

While it is true the Company has $25,117 in the bank as of November 30, 2006 and current liabilities of 80,540, resulting in a working capital deficient of 55,423, the Company’s does not believe the working capital deficit will affect cash needs for the next twelve months. The Company recently extended the maturity date on the $50,000 loan moving the obligation into long-term debt, and thus not in the computation of working capital; and Ms. Perry does intend on demanding payment for amounts owed to her until the Company is profitable and cash-flow positive in operating activities.

4.	please revise to indicate how you intend to finance the noted milestones.

In response to this comment, the Company revised its disclosure to detail plan to finance the noted milestones, as requested.

Liquidity and Capital Resources

5.	Please discuss the rate of interest Ms. Perry expects to receive as a result of the company’s indebtedness.

In response to this comment, Ms. Perry does not expect to receive any interest in connection with Company’s debts to her.

6.	Please revise this section to address how long the company can satisfy its cash requirements.

In response to this comment, the Company revised this section to indicate that cash reserves are sufficient until early 2008 when the Company will commence post-production work and marketing efforts for Fury on Earth.

7.
We note your statement that “we believe that we have sufficient capital resources to sustain our operations for the next twelve months without having to raise additional capital.” It appears to us that your plan of operations will require additional funding to finance your initial film. Revise your statement as appropriate or advise us how you will complete your initial film project with the amount of funding currently available.

In response to this comment, please see the company’s response to comment #3 and revisions contained in the Second Amended SB-2.

8.	Briefly address whether there are any external sources of liquidity.

In response to this comment, the Company has no external sources of liquidity as of November 30, 2006.

9.
we note your statement that the $50,000 note payable is not due until December 1, 2007 so it will not affect our cash needs for the next twelve months and that the note has accrued interest of $25,775 as of August 31, 2006. Please update your discussion. We noted that the payment of the note and its accrued interest are in your plan of operations for the next 12 months.

In response to this comment, the Company recently extended the maturity date on all principal and interest under the note to 2012. As such, the note will not affect cash needs for the next twelve months.

Financial Statements

10.
We read your response to comment 5; however, you have not met the minimum disclosure requirements of sfas 154, paragraphs 25 and 26. Please revise. Also, please advise your auditors that their audit opinion must refer to the restatement.

In response to this comment, the Company revised its disclosures to meet the requirements of SFAS 154, Paragraphs 25 and 26. Please refer to Note 7 of the August 31, 2006 financials contained in the Second Amended SB-2. In addition, the auditor provided a new report that refers to the restatement.

Notes to Financial Statements

11.	Please revise your notes to the financial statements to disclose your fiscal year end.

In response to this comment, please refer to Note 1of the financial statements in the Company’s First Amended SB-2 on page F-8, reproduced below:

Accounting Basis
The basis is accounting principles generally accepted in the United States of America. The Company has adopted an August 31 fiscal year end.

Other

12.	Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

In response to this comment, the Company updated financial statements to include the three month period ended November 30, 2006. In addition, the Company included an auditor’s consent with its Second Amended SB-2.

Signatures

13.
We note your response to comment 2. As required by Instruction 1 to the Signature requirements of the Form, the signature of the principal financial officer must also be included. Please include the appropriate signature or title.

In response to this comment, the Company included the signature of the principal financial officer.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

Corporate Law Center
/s/ Ronald Serota
Ronald Serota, Esq.